UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

––––––––––––––––––––––

FORM 6-K

––––––––––––––––––––––

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41634

––––––––––––––––––––––

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

––––––––––––––––––––––

2 Kaplan St.
Tel Aviv 6473403, Israel
+972-3-924-4074
(Address of principal executive offices)

––––––––––––––––––––––

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

CONTENTS

AGP Settlement

The Company has entered into a settlement with A.G.P./Alliance Global Partners (“AGP”) with respect to the convertible note of the Company issued to AGP on February 28, 2023 (the “Original Note”). The Original Note has a principal amount of approximately $5.2 million and provides for interest at the rate of 6% per year and default interest at the rate of $18% per year. The Original Note provided for amortization payments commencing on June 1, 2023, with final maturity on March 1, 2024. The obligations under the Original Note are recorded in the Company’s balance sheet as of June 30, 2024 at approximately $5.7 million.

The Company and AGP have entered into an amended and restated note dated as of November 22, 2024 (the “Amended Note”), which contemplates the AGP will convert $250,000 of the principal amount in each of seven 30-day periods, up to an aggregate amount of $1.8 million (but the first conversion can be in the amount of $320,000 and final conversion $230,000). Upon each conversion, one-seventh of the excess debt above $1.8 million will be cancelled. Upon conversion of the full $1.8 million, the Amended Note will be extinguished. If an aggregate amount of $1.8 million is not converted by May 30, 2025, the terms of the Original Note will again apply, unless otherwise agreed by the parties. The Amended Note contains a conversion price equal to 93% of the prevailing market price, subject to a $0.40 floor. The floor price may be adjusted downward after three months if the market price falls below the floor price and does not subsequently increase above the floor price.

Financing Transaction

The Company has entered into an agreement with a private investor (the “Investor”), dated as of November 5, 2024, for the sale in an unregistered private transaction, of a note (the “Note”) with an aggregate principal amount of $1,000,000 and a warrant (the “Warrant”).

The principal amount under the Note carries a variable interest rate based on the date of repayment as follows: (i) for the principal amount repaid on or prior to November 29, 2024, 8.5% of the principal amount of the Note, and (ii) for the principal amount repaid following November 29, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following November 29, 2024 and ending on the repayment date.

If the Note is not repaid by November 29, 2024, the Investor may convert any portion of the outstanding principal amount into Ordinary Shares of the Company at a rate equal to the arithmetic average of the closing price of the Ordinary Shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The Note is secured pari passu by a first-priority pledge on the shares of the Qpoint group, which pledge also secures the loan amount under previously issued notes to the Investor.

The Warrant is exercisable into 1,500,000 Ordinary Shares at a of $0.55 per share, until November 5, 2027.

The conversion of the Note and the exercise of the Warrant will be limited to the extent that, upon the conversion or exercise, the Investor and his affiliates would in aggregate beneficially own more than 4.99% of the Ordinary Shares.

The foregoing is a summary description of certain terms of the transaction documents and, by its nature, is not comprehensive. The transaction documents contain customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the transaction documents and in the context of the specific relationship between the parties thereto.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.
Date: November 29, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated November 29, 2024.